UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

HYDROGENICS CORPORATION

(Name of Issuer)

Common Shares

(Title of Class of Securities)

448883207

(CUSIP Number)

May 16, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448883207

1.	Names of Reporting Person. Enbridge Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 479,649 Common Shares

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 479,649 Common Shares

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 479,649 Common Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.8%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer: Hydrogenics Corporation
	(b)	Address of Issuer’s Principal Executive Offices 220 Admiral Boulevard, Mississauga, Ontario, L5T 2N6

Item 2.
	(a)	Name of Person Filing Enbridge Inc., a Canadian corporation (“ENB”).
	(b)	Address of Principal Business Office or, if none, Residence 3000, 425 – 1st Street S.W., Calgary, Alberta, Canada T2P 3LG
	(c)	Citizenship See Item 4 of Cover Page
	(d)	Title of Class of Securities Common Shares
	(e)	CUSIP Number 448883207

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.
(a) Amount beneficially owned: See Item 9 of Cover Page.
(b) Percent of class: See Item 11 of Cover Page.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Item 5 of Cover Page.
(ii) Shared power to vote or to direct the vote See Item 6 of Cover Page.
(iii) Sole power to dispose or to direct the disposition of See Item 7 of Cover Page.
(iv) Shared power to dispose or to direct the disposition of See Item 8 of Cover Page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 2, 2014

Enbridge Inc.

by	/s/ “Tyler W. Robinson”
Name:	Tyler W. Robinson
Title:	Vice President & Corporate Secretary